Exhibit 12


                               TRIMAS CORPORATION
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                          (Dollar Amounts in Thousands)





                                        For the years ended December 31,
                                       1994        1993            1992

Earnings:

Income before income taxes
  and extraordinary charge          $83,500        $63,870        $49,800
Fixed charges                        13,900         10,250         13,550

Earnings before fixed charges       $97,400        $74,120        $63,350


Fixed charges:

Interest                            $13,170        $ 9,650        $13,140
Portion of rental expense               870            730            610

Fixed charges                       $14,040        $10,380        $13,750


Ratios of earnings to fixed charges     6.9            7.1            4.6